May 14, 2024	Registration Statement Nos. 333-270004 and 333-270004-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

$713,372,790†

Alerian MLP Index®* ETNs due January 28, 2044

*with payment at maturity or upon early repurchase or redemption based on the VWAP level of the Index and with coupons based on cash distributions on the components of the Index

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The return on the notes is linked to the performance of the Alerian MLP Index®, which we refer to as the Index, as measured by its VWAP level, and to cash distributions on its components:
•	The notes may pay a variable quarterly coupon based on cash distributions on the components of the Index, subject to the deduction of an investor fee of 0.85% per annum that accrues each day. If cash distributions on the components of the Index are less than the investor fee accrued, the shortfall will be carried forward and offset against future coupon payments. You are not guaranteed any coupon payments.
•	The payment on the notes at maturity or upon early repurchase or redemption is based on the VWAP level of the Index over a five-day Measurement Period, together with any coupon payment, subject to the deduction of any remaining investor fee shortfall. The VWAP level reflects the volume-weighted average prices of the components of the Index. You may lose some or all of your initial investment at maturity or upon early repurchase or redemption.
•	The Index measures the composite performance of energy-oriented Master Limited Partnerships (“MLPs") that earn the majority of their cash flows from qualified activities involving energy commodities using a capped, float-adjusted, capitalization-weighted methodology. MLPs are limited partnerships primarily engaged in the exploration, marketing, mining, processing, production, refining, storage or transportation of any mineral or natural resource.
•	On any business day on or after July 26, 2024, we may, in our sole discretion, redeem the notes, in whole or in part.
•	On a weekly basis, you may request that we repurchase a minimum of 50,000 notes if you comply with the required procedures. Any payment upon early repurchase will also be subject to the deduction of a repurchase fee of 0.125%.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	The notes are listed on NYSE Arca, Inc., which we refer to as NYSE Arca, under the ticker symbol “AMJB.” No assurance can be given as to the continued listing for the term of the notes, or the liquidity or trading market for the notes. We are not required to maintain a listing on NYSE Arca or any other exchange.
•	The Intraday Intrinsic Note Value is published every 15 seconds on the Bloomberg Professional® service (“Bloomberg”) under the ticker symbol “AMJBIV” and on Bloomberg.com under the ticker symbol “AMJBIV:IND.” See “Understanding the Value of the Notes” and “Bloomberg Ticker Symbols” in this pricing supplement.
•	The purpose of this amendment no. 2 to the pricing supplement is to offer additional notes with an aggregate principal amount of $104,000,000, which we refer to as the “additional notes.” $609,372,790 aggregate principal amount of notes, which we refer to as the “original notes,” were issued prior to the date of this amendment no. 2. The additional notes constitute a further issuance of, and are consolidated with and form a single tranche with, the original notes. The additional notes have the same CUSIP as the original notes and will trade interchangeably with the original notes. References to the “notes” collectively refer to such additional notes and the original notes. Upon the issuance of such additional notes, the aggregate principal amount of the outstanding notes of this tranche is $713,372,790.
•	The additional notes are expected to settle on or about May 15, 2024.
•	CUSIP: 48133Q309

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-4 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-9 of this pricing supplement.

The notes may not be suitable for all investors and should be used only by investors with the sophistication and knowledge necessary to understand the risks inherent in the Index and investments in MLPs generally. Investors should consult with their broker or financial advisor when making an investment decision and to evaluate their investment in the notes.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes may be offered and sold from time to time, at our sole discretion, through J.P. Morgan Securities LLC, which we refer to as JPMS, at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices that may vary from the Intraday Intrinsic Note Value. However, we are under no obligation to issue additional notes or sell any notes or additional notes at any time. If we limit, restrict or stop sales of the notes or any additional notes, or if we subsequently resume sales of the notes or any additional notes, the liquidity and trading price of the notes in the secondary market could be materially and adversely affected. We will receive proceeds equal to 100% of the offering price of any remaining or additional notes that are sold. See “Supplemental Plan of Distribution” in this pricing supplement.

JPMS will not receive selling commissions in connection with sales of the notes. JPMS will be entitled to receive the aggregate profits generated from the deduction of the investor fee to cover license fees and other costs related to the notes and as projected profits for managing our hedge and a structuring fee for developing the notes. See “Supplemental Plan of Distribution” in this pricing supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

† $104,000,000 and $505,372,790 aggregate principal amount of notes were issued on January 30, 2024 and May 13, 2024, respectively, and $104,000,000 aggregate principal amount of notes will be issued on or about May 15, 2024. The notes issued on May 13, 2024 were originally offered pursuant to Registration Statement Nos. 333-276554 and 333-276554-01.

Amendment no. 2 to pricing supplement dated January 26, 2024 to product supplement no. 7-I dated December 19, 2023 and the prospectus supplement and prospectus, each dated April 13, 2023

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Principal Amount*: $26.00 per note, which is equal to the Initial VWAP Level divided by ten, rounded to the nearest cent

Index: The return on the notes is linked to the performance of the Alerian MLP Index® (Bloomberg ticker: AMZ), which we refer to as the Index, as measured by its VWAP level, and to cash distributions on its components. See “— Terms Relating to Closing Intrinsic Note Value — VWAP Level” below.

The Index measures the composite performance of energy-oriented Master Limited Partnerships, or MLPs, that earn the majority of their cash flows from qualified activities involving energy commodities (the “Index Components”) using a capped, float-adjusted, capitalization-weighted methodology. The Index is calculated and maintained by VettaFi LLC (“VettaFi”).

Coupon Payments:

For each note you hold on a Coupon Record Date, you will receive on the immediately following Coupon Payment Date an amount in cash equal to the Coupon Amount, if any, as of the immediately preceding Coupon Valuation Date.

Coupon Amount*:

The Coupon Amount as of any Coupon Valuation Date will equal:

•	the Reference Distribution Amount with respect to that Coupon Valuation Date, minus
•	the Accrued Investor Fee with respect to that Coupon Valuation Date,

provided that the Coupon Amount will not be less than $0.

If the Reference Distribution Amount on a Coupon Valuation Date is less than the Accrued Investor Fee on that Coupon Valuation Date, an amount equal to the excess of the Accrued Investor Fee over the Reference Distribution Amount (the “Investor Fee Shortfall”) will be included in the Accrued Investor Fee with respect to the next Coupon Valuation Date.

The Accrued Investor Fee will reduce each Coupon Amount. In addition, no Coupon Payment will be payable with respect to a Coupon Valuation Date if the Reference Distribution Amount is less than the Accrued Investor Fee, even if the Reference Distribution Amount is positive. You are not guaranteed any Coupon Payments.

Payment at Maturity:

For each note, unless earlier repurchased or redeemed, you will receive at maturity a cash payment equal to the Closing Intrinsic Note Value determined over the Measurement Period with respect to the Final Valuation Date. If that amount is less than or equal to zero, the payment at maturity will be $0.

Issuer Redemption:

On any Business Day on or after July 26, 2024, we may, in our sole discretion, redeem the notes, in whole or in part. If we exercise our right to redeem your notes prior to maturity, for each note that is redeemed, you will receive on the Redemption Settlement Date a cash payment equal to the Closing Intrinsic Note Value determined over the Measurement Period with respect to the Redemption Valuation Date. If that amount is less than or equal to zero, the payment upon early redemption will be $0.

Weekly Repurchase:

On a weekly basis, you may request that we repurchase a minimum of 50,000* notes if you comply with the required procedures, subject to a repurchase fee of 0.125%. For each note that is repurchased, you will receive on the relevant Repurchase Date a cash payment equal to the Closing Intrinsic Note Value determined over the Measurement Period with respect to the Repurchase Valuation Date minus the Repurchase Fee Amount with respect to the Repurchase Valuation Date.

If the amount calculated above is less than or equal to zero, the payment upon early repurchase will be $0.

_____________

You may lose some or all of your initial investment at maturity or upon early repurchase or redemption. The aggregate payments on your notes will be less than your initial investment if any Coupon Payments (which reflect the negative effect of the Accrued Investor Fee) are insufficient to offset any decrease in the VWAP level of the Index and the negative effect of any Investor Fee Shortfall (and, in the case of early repurchase, the Repurchase Fee Amount).

Terms Relating to Closing Intrinsic Note Value

Closing Intrinsic Note Value*:

As of any date of determination, an amount per note equal to:

•	the Principal Amount, multiplied by the Index Ratio as of that date, plus
•	the Coupon Amount as of that date, calculated as if that date were a Coupon Valuation Date (the “Stub Coupon Amount”), minus
•	any Investor Fee Shortfall determined in calculating that Stub Coupon Amount.

In addition, if the Coupon Ex-Date with respect to the Coupon Amount as of the immediately preceding Coupon Valuation Date has not yet occurred, the Closing Intrinsic Note Value will also include that Coupon Amount (an “Unpaid Coupon Amount”).

For purposes of determining the Closing Intrinsic Note Value over any Measurement Period, the Index Ratio is determined based on the arithmetic average of the VWAP Levels over that Measurement Period, and the date of determination for purposes of determining the Coupon Amount, any Investor Fee Shortfall and any Unpaid Coupon Amount is the final day of that Measurement Period.

The Closing Intrinsic Note Value is not the closing price or any other trading price of the notes in the secondary market and is not intended as a price or quotation, or as an offer or solicitation for the purchase or sale of your notes or as a recommendation to transact in the notes at the stated price. The trading price of the notes at any

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time may vary significantly from the Closing Intrinsic Note Value due to, among other things, imbalances of supply and demand (including as a result of any decision of ours to issue, stop issuing or resume issuing additional notes), lack of liquidity, transaction costs, credit considerations and bid-offer spreads.

If the Reference Distribution Amount used to calculate the Stub Coupon Amount on any Index Business Day is less than the Accrued Investor Fee used to calculate that Stub Coupon Amount, the resulting Investor Fee Shortfall will be deducted in calculating the Closing Intrinsic Note Value on that Index Business Day. Accordingly, the payment at maturity or upon early repurchase or redemption will be reduced by the amount of any Investor Fee

Shortfall reflected in the relevant Closing Intrinsic Note Value.

Index Ratio:

As of any date of determination, the Index Ratio is equal to:

        VWAP Level

Initial VWAP Level

provided that, solely for purposes of determining the Closing Intrinsic Note Value in connection with any payment at maturity or upon early repurchase or redemption, the Index Ratio determined over the relevant Measurement Period is equal to:

        Final VWAP Level

Initial VWAP Level

Initial VWAP Level:

The arithmetic average of the VWAP Levels determined over a period of five Index Business Days ending on the Inception Date, which was 260.0267

Final VWAP Level:

With respect to a Measurement Period, the arithmetic average of the VWAP Levels on the five Index Business Days in that Measurement Period, as calculated by the Note Calculation Agent

Measurement Period**:

With respect to the Final Valuation Date or any Repurchase Valuation Date or Redemption Valuation Date, the five Index Business Days starting from and including the Final Valuation Date or that Repurchase Valuation Date or Redemption Valuation Date, as applicable (or, if that day is not an Index Business Day, the five Index Business Days immediately following that day)

VWAP Level:

On any Index Business Day, as calculated by the VWAP Calculation Agent, the sum of the products for each Index Component of:

•	the VWAP of that Index Component as of that day; and
•	the Index Units of that Index Component as of that day, divided by the Index Divisor as of that day

The calculation of the VWAP Level may be modified in circumstances described under “General Terms of Notes — Postponement of an Averaging Date” and “General Terms of Notes — Discontinuation of an Index; Alteration of Method of Calculation” in the accompanying product supplement.

The official closing level of the Index may vary significantly from the VWAP Level.

VWAP:

With respect to each Index Component, as of any date of determination, the volume-weighted average price of one share of that Index Component as determined by the VWAP Calculation Agent based on the Primary Exchange for that Index Component

Index Units:

With respect to each Index Component, as of any date of determination, the number of units of that Index Component included in the Index for purposes of the calculation of the official level of the Index by the Index Calculation Agent. For more information about Index Units, see “The Alerian MLP Index® — Units Outstanding” in the accompanying product supplement.

Index Divisor:

As of any date of determination, the divisor used in the calculation of the official level of the Index by the Index Calculation Agent. For more information about the Index Divisor, see “The Alerian MLP Index® — Index Calculation” in the accompanying product supplement.

Inception Date: January 26, 2024

Initial Issue Date: January 30, 2024

Final Valuation Date: January 20, 2044

Maturity Date**: January 28, 2044

Terms Relating to Coupon Payments

Accrued Investor Fee*:

The Accrued Investor Fee accrues at a rate of 0.85% per annum each day.  In addition, the Accrued Investor Fee carries forward any shortfall if the Reference Distribution Amount determined in connection with any Coupon Payment is less than the Accrued Investor Fee at that time.

With respect to each Coupon Valuation Date, the Accrued Investor Fee is an amount equal to:

•	the Periodic Investor Fee with respect to that Coupon Valuation Date, plus
•	the Investor Fee Shortfall, if any, as of the immediately preceding Coupon Valuation Date, if any.

Periodic Investor Fee*:

With respect to each Coupon Valuation Date, an amount equal to the product of:

•	the investor fee of 0.85% per annum;
•	the Principal Amount multiplied by the Index Ratio as of the immediately preceding Index Business Day that is not a Disrupted Day for any Index Component; and
•	the day count fraction, calculated using a 30/360 day count convention as described under “General Terms of Notes — Day Count Fraction” in the accompanying product supplement.

Reference Distribution Amount*:

With respect to each Coupon Valuation Date, an amount equal to the sum of the gross cash distributions that a Reference Holder would have been entitled to receive in respect of each Index Component held by that Reference Holder on the “record date” with respect to that Index Component, for those cash distributions whose “ex-

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dividend date” occurs during the Coupon Accrual Period for that Coupon Valuation Date.

Notwithstanding the foregoing, with respect to cash distributions for an Index Component that are scheduled to be paid prior to the applicable Coupon Ex-Date, if the issuer of that Index Component fails to pay the distribution to holders of that Index Component by the scheduled payment date for that distribution, that distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount.

Reference Holder*:

As of any date of determination, a hypothetical holder of a number of shares of each Index Component equal to:

•	the Index Units of that Index Component as of that date, divided by
•	the Index Divisor as of that date multiplied by 10,

provided that solely for purposes of determining the Reference Distribution Amount included in any Stub Coupon Amount payable at maturity or upon early repurchase or redemption, the Reference Holder will be deemed to hold four-fifths, three-fifths, two-fifths and one-fifth of the shares of each Index Component it would otherwise hold on the second, third, fourth and fifth Index Business Days, respectively, in the relevant Measurement Period.

Coupon Accrual Period:

With respect to each Coupon Valuation Date, the period from but excluding the immediately preceding Coupon Valuation Date (or, in the case of the first Coupon Valuation Date, from but excluding November 15, 2023) to and including that Coupon Valuation Date

Coupon Valuation Date:

The first Index Business Day occurring on or after the 15th of February, May, August and November of each calendar year during the term of the notes, beginning on February 15, 2024

Coupon Ex-Date:

With respect to a Coupon Amount, the first Exchange Business Day on which the notes trade without the right to receive that Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the first Exchange Business Day immediately preceding the applicable Coupon Record Date; however, beginning May 28, 2024, under NYSE Arca practice, the Coupon Ex-Date is expected to generally be the applicable Coupon Record Date. For purposes of this paragraph, “Exchange Business Day” means any day on which the primary exchange or market for trading of the notes is scheduled to be open for trading.

Coupon Record Date:

The 9th Index Business Day following each Coupon Valuation Date

Coupon Payment Date:

The 15th Index Business Day following each Coupon Valuation Date.

Terms Relating to Issuer Redemption

Early Redemption:

On any Business Day on or after July 26, 2024, we may, in our sole discretion, redeem the notes, in whole or in part. If we exercise our right to redeem your notes, we will deliver an irrevocable redemption notice (the “Redemption Notice”) to The Depository Trust Company (“DTC”) (the holder of the master note evidencing the notes) at least five Business Days prior to the Redemption Valuation Date specified in the Redemption Notice. If fewer than all the notes are to be redeemed, we will specify in the Redemption Notice the principal amount of notes to be redeemed, and the Trustee will select the notes to be redeemed pro rata, by lot or in such manner as it deems appropriate and fair.

Payment upon Early Redemption:

If we exercise our right to redeem your notes prior to maturity, for each note selected for redemption by the Trustee, you will receive on the Redemption Settlement Date a cash payment equal to the Closing Intrinsic Note Value determined over the Measurement Period with respect to the Redemption Valuation Date. If that amount is less than or equal to zero, the payment upon early redemption will be $0.

Redemption Valuation Date:

The date specified as the Redemption Valuation Date in the Redemption Notice

Redemption Settlement Date:

Unless otherwise specified in the Redemption Notice, the day that follows the final day in the Measurement Period with respect to the Redemption Valuation Date by a number of Business Days corresponding to the standard settlement cycle, which is currently two Business Days and which is expected to be one Business Day beginning May 28, 2024. In no event will the Redemption Notice specify a Redemption Settlement Date that follows the final day in the Measurement Period by more than five Business Days.

Terms Relating to Weekly Repurchase Right

Early Repurchase:

On a weekly basis, you may request that we repurchase a minimum of 50,000* notes if you comply with the procedures described under “— Repurchase Procedures” below and unless we have delivered a Redemption Notice to DTC to redeem all of the outstanding notes. We may from time to time, in our sole discretion, reduce the minimum number of notes required for an early repurchase on a consistent basis for all holders of the notes, but we are under no obligation to do so.

Payment upon Early Repurchase:

Subject to your compliance with the required procedures, for each note that is repurchased, you will receive on the relevant Repurchase Date a cash payment equal to the Closing Intrinsic Note Value determined over the Measurement Period with respect to the Repurchase Valuation Date minus the Repurchase Fee Amount with respect to the Repurchase Valuation Date. If that amount is less than or equal to zero, the payment upon early redemption will be $0.

Repurchase Fee Amount:

With respect to any Repurchase Valuation Date, an amount per note in cash equal to 0.125% of the Closing Intrinsic Note Value with respect to that Repurchase Valuation Date (but excluding any Unpaid Coupon Amount included in that Closing Intrinsic Note Value)

Repurchase Valuation Date:

The last Index Business Day of each week, generally Friday

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Repurchase Date:

Unless otherwise specified in the Issuer’s acknowledgement, the day that follows the final day in the Measurement Period with respect to the Repurchase Valuation Date by a number of Business Days corresponding to the standard settlement cycle, which is currently two Business Days and which is expected to be one Business Day beginning May 28, 2024. In no event will the Issuer’s acknowledgement specify a Repurchase

Date that follows the final day in the Measurement Period by more than five Business Days.

Repurchase Notice:

A repurchase notice in the form attached to this pricing supplement as Annex A

Repurchase Procedures:

In order to request that we repurchase your notes, you must instruct your broker or other person through which you hold your notes to take the following steps:

•	send a completed Repurchase Notice to us via email at ETN_Repurchase@jpmorgan.com by no later than 4:00 p.m., New York City time, on the Business Day immediately preceding the applicable Repurchase Valuation Date;
•	instruct your DTC custodian to book a delivery versus payment trade with respect to your notes on the final day in the Measurement Period with respect to the relevant Repurchase Valuation Date at a price equal to the amount payable upon early repurchase of the notes; and
•	cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the relevant Repurchase Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the notes in respect of those deadlines.

Once delivered, a Repurchase Notice may not be revoked. If we do not receive your Repurchase Notice by the deadline, your Repurchase Notice will not be effective. The Issuer or its affiliate must acknowledge receipt of the Repurchase Notice on the same Business Day for it to be effective, which acknowledgment will be deemed to evidence its acceptance of your repurchase request. The Note Calculation Agent will, in its sole discretion, resolve any questions that may arise as to the validity of a Repurchase Notice and the timing of receipt of a Repurchase Notice.

Questions about repurchase procedures should be directed to ETN_Repurchase@jpmorgan.com.

Additional Terms

Business Day:

Any day other than a day on which the banking institutions in the City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted

Index Business Day:

Any day on which the Primary Exchange and the Related Exchange with respect to each Index Component are scheduled to be open for trading

Primary Exchange:

With respect to each Index Component, the primary exchange or market of trading of that Index Component

Related Exchange:

With respect to each Index Component, each exchange or quotation system where trading has a material effect (as determined by the Note Calculation Agent) on the overall market for futures or options contracts relating to that Index Component

Disrupted Day:

With respect to an Index Component, a day on which the Primary Exchange or any Related Exchange with respect to that Index Component fails to open for trading during its regular trading session or on which a market disruption event (as described in the accompanying product supplement) with respect to that Index Component has occurred or is continuing, and, in each case, the occurrence of which is determined by the Note Calculation Agent to have a material effect on the VWAP Level

Index Sponsor: VettaFi

Index Calculation Agent: VettaFi

VWAP Calculation Agent: Solactive AG

Note Calculation Agent: J.P. Morgan Securities LLC (“JPMS”)

Published ETN Value Calculation Agent: Solactive AG

Trustee: Deutsche Bank Trust Company Americas

* Subject to adjustment in the event of a split or reverse split of the notes as described under “Split or Reverse Split of the Notes” in the accompanying product supplement

** Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of an Averaging Date” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

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What Is the Alerian MLP Index®?

The return on the notes is linked to the performance of the Alerian MLP Index®, which we refer to as the Index, as measured by its VWAP Level, and to cash distributions on its components. The VWAP Level reflects the volume-weighted average prices of the components of the Index.

The Index measures the composite performance of MLPs that earn the majority of their cash flows from qualified activities involving energy commodities, which are referred to as Index Components, using a capped, float-adjusted, capitalization-weighted methodology. Qualified activities include compression, gathering and processing, liquefaction, marketing, pipeline transportation, rail terminating and storage of energy commodities.

How Are Payments on the Notes Determined, and What Fees Are Incurred by Investors in the Notes?

The notes may pay a variable quarterly coupon based on cash distributions on the Index Components over the relevant quarterly period, which we refer to as the Reference Distribution Amount, minus an Accrued Investor Fee. The Accrued Investor Fee accrues at a rate of 0.85% per annum each day. If the Reference Distribution Amount determined in connection with any Coupon Payment is less than the Accrued Investor Fee at that time, such shortfall, which we refer to as an Investor Fee Shortfall, will be carried forward. The Accrued Investor Fee is incurred by all investors in the notes and is deducted in connection with each Coupon Payment.

At maturity or upon early repurchase or redemption, the notes provide for a cash payment based on the Closing Intrinsic Note Value calculated using the average VWAP Level over a five-day Measurement Period minus, in the case of an early repurchase, a Repurchase Fee Amount of 0.125% of that Closing Intrinsic Note Value (but excluding any Unpaid Coupon Amount). The Repurchase Fee Amount is borne by investors in the notes who submit notes for repurchase prior to maturity. In addition, the Stub Coupon Amount and any Unpaid Coupon Amount will be added, and any Investor Fee Shortfall will be deducted in calculating the Closing Intrinsic Note Value and each Intraday Intrinsic Note Value on that Index Business Day. Accordingly, the payment at maturity or upon early repurchase or redemption will be reduced by the amount of any Investor Fee Shortfall reflected in the relevant Closing Intrinsic Note Value.

Coupon Payments and the Accrued Investor Fee

For each note you hold on a Coupon Record Date, you will receive on the immediately following Coupon Payment Date an amount in cash equal to the Coupon Amount, if any, as of the immediately preceding Coupon Valuation Date. Coupon Payments on the notes will be payable quarterly in arrears on the fifteenth Index Business Day following each Coupon Valuation Date.

The Coupon Amount as of any Coupon Valuation Date will equal:

•	the Reference Distribution Amount with respect to that Coupon Valuation Date, minus
•	the Accrued Investor Fee with respect to that Coupon Valuation Date,

provided that the Coupon Amount will not be less than $0.

The Accrued Investor Fee accrues on a daily basis at a rate of 0.85% per annum, applied to the Principal Amount, as adjusted to reflect the performance of the Index from the Initial VWAP Level to the VWAP Level on the Index Business Day immediately preceding the relevant Coupon Valuation Date. On any Index Business Day, the VWAP Level reflects the weighted VWAPs of the Index Components, where the VWAP of each Index Component is the volume-weighted average price of one share of that Index Component as determined by the VWAP Calculation Agent based on the Primary Exchange for that Index Component. All else being equal, if the VWAP Level increases, the amount of the Accrued Investor Fee will increase, and, if the VWAP Level decreases, the amount of the Accrued Investor Fee will decrease.

In addition, if the Reference Distribution Amount on a Coupon Valuation Date is less than the Accrued Investor Fee on that Coupon Valuation Date, an amount equal to the excess of the Accrued Investor Fee over the Reference Distribution Amount, which we refer to as the Investor Fee Shortfall, will be included in the Accrued Investor Fee with respect to the next Coupon Valuation Date.

The Accrued Investor Fee will reduce each Coupon Amount. In addition, no Coupon Payment will be payable with respect to a Coupon Valuation Date if the Reference Distribution Amount is less than the Accrued Investor Fee, even if that Reference Distribution Amount is positive. You are not guaranteed any Coupon Payments.

For information about the precise mechanics used to determine the Reference Distribution Amount and the Accrued Investor Fee, see “Key Terms — Terms Relating to Coupon Payments” above.

Payment at Maturity or upon Early Redemption or Repurchase

Payment at maturity. For each note, unless earlier repurchased or redeemed, you will receive at maturity a cash payment equal to the Closing Intrinsic Note Value determined over the Measurement Period with respect to the Final Valuation Date. If that amount is less than or equal to zero, the payment at maturity will be $0.

Payment upon early redemption. On any Business Day on or after July 26, 2024, we may, in our sole discretion, redeem the notes, in whole or in part. If we exercise our right to redeem your notes prior to maturity, for each note that is redeemed, you will receive on the Redemption Settlement Date a cash payment equal to the Closing Intrinsic Note Value determined over the Measurement Period with respect to the Redemption Valuation Date. If that amount is less than or equal to zero, the payment upon early redemption will be $0.

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Payment upon early repurchase. On a weekly basis, you may request that we repurchase a minimum of 50,000 notes if you comply with the required procedures, subject to a repurchase fee of 0.125%. For each note that is repurchased, you will receive on the relevant Repurchase Date a cash payment equal to the Closing Intrinsic Note Value determined over the Measurement Period with respect to the Repurchase Valuation Date minus the Repurchase Fee Amount with respect to the Repurchase Valuation Date. If that amount is less than or equal to zero, the payment upon early repurchase will be $0.

The Repurchase Fee Amount with respect to any Repurchase Valuation Date is equal to 0.125% of the Closing Intrinsic Note Value with respect to that date (but excluding any Unpaid Coupon Amount included in that Closing Intrinsic Note Value). Accordingly, the Repurchase Fee Amount will vary based on the performance of the VWAP Level, the Stub Coupon Amount and any Investor Fee Shortfall with respect to the Stub Coupon Amount.

Closing Intrinsic Note Value. As of any date of determination, the Closing Intrinsic Note Value is an amount per note equal to:

•	the Principal Amount, multiplied by the Index Ratio as of that date, plus
•	the Coupon Amount as of that date, calculated as if that date were a Coupon Valuation Date, which we refer to as the Stub Coupon Amount, minus
•	any Investor Fee Shortfall determined in calculating that Stub Coupon Amount.

In addition, if the Coupon Ex-Date with respect to the Coupon Amount as of the immediately preceding Coupon Valuation Date has not yet occurred, the Closing Intrinsic Note Value will also include that Coupon Amount, which we refer to as an Unpaid Coupon Amount.

For purposes of determining the Closing Intrinsic Note Value in connection with any payment at maturity or upon early repurchase or redemption, the Index Ratio as of the final day of the relevant Measurement Period reflects the performance of the Index from the Initial VWAP Level to the arithmetic average of the VWAP Levels on the five Index Business Days in that Measurement Period, which we refer to as the Final VWAP Level.

_____________

You may lose some or all of your initial investment at maturity or upon early repurchase or redemption. The aggregate payments on your notes will be less than your initial investment if any Coupon Payments (which reflect the negative effect of the Accrued Investor Fee) are insufficient to offset any decrease in the VWAP Level and the negative effect of any Investor Fee Shortfall (and, in the case of early repurchase, the Repurchase Fee Amount).

Timing of Payment upon Early Repurchase

Because the payment upon early repurchase is based on the average VWAP Level over a five-day Measurement Period that begins after the deadline for submitting a Repurchase Notice, you will not know the payment upon early repurchase amount you will receive at the time you elect to request that we repurchase your notes. For example, if you request that we repurchase your notes in connection with the Repurchase Valuation Date occurring on Friday, June 6, 2025, the following timeline will apply:

Thursday, June 5, 2025	A Repurchase Notice must be received by 4:00 p.m. New York City time, and the Issuer or its affiliate must acknowledge receipt.
Friday, June 6, 2025* – Thursday, June 12, 2025*	The amount payable upon early repurchase is determined, based in part, on the average VWAP Level over a five-Index Business Day Measurement Period.
Friday, June 14, 2025*	The payment upon early repurchase is made on the first** Business Day following the last Index Business Day in the Measurement Period, assuming that the Issuer’s acknowledgement does not specify a different Repurchase Date.

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of an Averaging Date” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement.

** Prior to May 28, 2024, the payment upon early repurchase would be made on the second Business Day following the last Index Business Day in the Measurement Period, assuming that the Issuer’s acknowledgement does not specify a different Repurchase Date. The standard settlement cycle is currently two Business Days. Beginning May 28, 2024, the standard settlement cycle will be shortened to one Business Day.

Understanding the Value of the Notes

The initial offering price was determined on the Inception Date. The initial offering price, the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value are not the same as the trading price, which is the price at which you may be able to sell your notes in the secondary market, if one exists. An explanation of each of those values is set forth below:

Initial Offering Price to the Public

The initial offering price to the public is equal to the Principal Amount of the notes. The initial offering price reflects the value of the notes only on the Inception Date.

PS-6 | Structured Investments Alerian MLP Index® ETNs

Closing Intrinsic Note Value / Daily Closing Intrinsic Note Value

The Closing Intrinsic Note Value is calculated and published on each Index Business Day and is meant to approximate the intrinsic value of the notes at the close on that day, but the published value is not the same as the Closing Intrinsic Note Value used to calculate any payment at maturity or upon early repurchase or redemption. We refer to the published value as the Daily Closing Intrinsic Note Value.

The Closing Intrinsic Note Value on any date of determination reflects the Principal Amount of the notes, as adjusted by the Index Ratio on that date, plus the Stub Coupon Amount on that date, minus any Investor Fee Shortfall with respect to that Stub Coupon Amount. In addition, if the Coupon Ex-Date with respect to the Coupon Amount as of the immediately preceding Coupon Valuation Date has not yet occurred, the Closing Intrinsic Note Value will also include any Unpaid Coupon Amount.

The Index Ratio for the Daily Closing Intrinsic Note Value reflects the VWAP Level on that Index Business Day as compared to the Initial VWAP Level. However, the payment at maturity or upon early repurchase or redemption will be determined based on the Closing Intrinsic Note Value calculated using an Index Ratio that reflects the average VWAP Level over a five-day Measurement Period as compared to the Initial VWAP Level (subject to a repurchase fee of 0.125% in the case of an early repurchase).

The Closing Intrinsic Note Value is not the closing price or any other trading price of the notes in the secondary market and is not intended as a price or quotation, or as an offer or solicitation for the purchase or sale of your notes or as a recommendation to transact in the notes at the stated price. The trading price of the notes at any time may vary significantly from the Closing Intrinsic Note Value due to, among other things, imbalances of supply and demand (including as a result of any decision of ours to issue, stop issuing or resume issuing additional notes), lack of liquidity, transaction costs, credit considerations and bid-offer spreads.

Intraday Intrinsic Note Value

The Intraday Intrinsic Note Value is calculated and published by NYSE Arca every 15 seconds during NYSE Arca’s Core Trading Session, which is currently from 9:30 a.m. to 4:00 p.m., New York City time, on each Index Business Day and is meant to approximate the intrinsic value of the notes at that time. Accordingly, the Intraday Intrinsic Note Value at any time reflects the Principal Amount of the notes, as adjusted by the cumulative performance of the Index (calculated using the level of the Index at that time rather than the VWAP Level) from the Initial VWAP Level, plus the Stub Coupon Amount on that Index Business Day, minus any Investor Fee Shortfall with respect to that Stub Coupon Amount. In addition, if the Coupon Ex-Date with respect to the Coupon Amount as of the immediately preceding Coupon Valuation Date has not yet occurred, the Intraday Intrinsic Note Value will also include any Unpaid Coupon Amount. Because the Intraday Intrinsic Note Value is calculated every 15 seconds, the level of the Index (which is also calculated every 15 seconds) is used instead of the VWAP Level (which is calculated only once each day following the close).

The Intraday Intrinsic Note Value is not the closing price or any other trading price of the notes in the secondary market and is not intended as a price or quotation, or as an offer or solicitation for the purchase or sale of your notes or as a recommendation to transact in the notes at the stated price. No payments on the notes will be based on the Intraday Intrinsic Note Value. The trading price of the notes at any time may vary significantly from the Intraday Intrinsic Note Value at that time due to, among other things, imbalances of supply and demand (including as a result of any decision of ours to issue, stop issuing or resume issuing additional notes), lack of liquidity, transaction costs, credit considerations and bid-offer spreads. A premium or discount over the Intraday Intrinsic Note Value can also arise in the trading price as a result of mismatches of trading hours between the notes and the components included in the Index underlying the notes, actions (or failure to take action) by the index sponsor and NYSE Arca and technical or human errors by service providers, market participants and others.

Trading Price

The market value of the notes at any given time, which we refer to as the Trading Price, is the price at which you may be able to sell your notes in the secondary market, if one exists. The Trading Price of the notes at any time may vary significantly from the Intraday Intrinsic Note Value or the Closing Intrinsic Note Value due to, among other things, imbalances of supply and demand (including as a result of any decision of ours to issue, stop issuing or resume issuing additional notes), lack of liquidity, transaction costs, credit considerations, bid-offer spreads, mismatches of trading hours between the notes and the components included in the Index underlying the notes, actions (or failure to take action) by the index sponsor and NYSE Arca and technical or human errors by service providers, market participants and others. These and other factors may cause the notes to trade at a premium or discount, which may be significant, in relation to the Intraday Intrinsic Note Value or the Closing Intrinsic Note Value. Investors can compare the trading price, if any, of the notes against the Intraday Intrinsic Note Value to determine whether the notes are trading in the secondary market at a premium or a discount to the intrinsic value of the notes at any given time.

If you pay a premium for the notes above the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value, you could incur significant losses if you sell your notes at a time when the premium is no longer present in the market. In addition, the payment on the notes at maturity or upon early repurchase or redemption will be determined based on the Closing Intrinsic Note Value calculated using the average VWAP Level over a five-day Measurement Period, which may vary significantly from the trading price of the notes and will not reflect any premium. Furthermore, if you sell your notes in the market at a time when the notes are trading at a discount below the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value, you will receive less than the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value.

PS-7 | Structured Investments Alerian MLP Index® ETNs

Bloomberg Ticker Symbols

The Bloomberg ticker symbols under which information relating to the Index can be located are set forth below. The publication of the Intraday Intrinsic Note Value on the Bloomberg website below will be subject to a delay of at least 15 minutes, and the publication of the other information below may also occasionally be subject to delay or postponement.

Intraday Index Level:	AMZ
Closing Index Level:	AMZ
VWAP Level:	AMZVWAP

The Bloomberg ticker symbols and Bloomberg websites under which information relating to the notes can be located are set forth below. The publication of this information may occasionally be subject to delay or postponement. The information on the Bloomberg websites set forth below is not incorporated by reference into this pricing supplement and should not be considered part of this pricing supplement. The Published ETN Value Calculation Agent is responsible for calculating the Daily Closing Intrinsic Note Value, the Intraday Intrinsic Note Value and the Interim Coupon or Shortfall Amount for purposes of publication.

Daily Closing Intrinsic Note Value*:	AMJBVWAP	www.bloomberg.com/quote/AMJBVWAP:IND
Intraday Intrinsic Note Value:	AMJBIV	www.bloomberg.com/quote/AMJBIV:IND
Trading Price of the Notes:	AMJB	www.bloomberg.com/quote/AMJB:US
Interim Coupon or Shortfall Amount**:	AMJBEU	www.bloomberg.com/quote/AMJBEU:IND

* The Daily Closing Intrinsic Note Value on any date of determination is the Closing Intrinsic Note Value on that date calculated using the VWAP Level on that date. However, the payment at maturity or upon early repurchase or redemption will be determined based on the Closing Intrinsic Note Value calculated using the average VWAP Level over a five-day Measurement Period.

** The Interim Coupon or Shortfall Amount on any day represents the adjustment made in the calculation of the Closing Intrinsic Note Value as of that day to reflect the Stub Coupon Amount, any Investor Fee Shortfall with respect to the Stub Coupon Amount and any Unpaid Coupon Amount. Accordingly, as of any date of determination, the Interim Coupon or Shortfall Amount is equal to the Coupon Amount as of that date, calculated as if that date were a Coupon Valuation Date, minus any Investor Fee Shortfall with respect to that Stub Coupon Amount. In addition, if the Coupon Ex-Date with respect to the Coupon Amount as of the immediately preceding Coupon Valuation Date has not yet occurred, the Interim Coupon or Shortfall Amount will also include any Unpaid Coupon Amount. The Interim Coupon or Shortfall Amount will be negative if the cash distributions on the Index Components over the relevant period are insufficient to offset the Accrued Investor Fee. While the Interim Coupon or Shortfall Amount is calculated and published in connection with each Index Business Day, the Coupon Amount will be calculated and paid quarterly.

Reopening Issuances

In our sole discretion, and without providing you notice or obtaining your consent, we may decide to issue and sell additional notes from time to time. These further issuances, if any, will be consolidated to form a single sub-series with the originally issued notes, will have the same CUSIP number and will trade interchangeably with the notes immediately upon settlement.

However, we are under no obligation to issue or sell additional notes at any time, and if we do sell additional notes, we may limit or restrict those sales, and we may stop and subsequently resume selling additional notes at any time. If we limit, restrict or stop sales of such additional notes, or if we subsequently resume sales of such additional notes, the liquidity and trading price of the notes in the secondary market could be materially and adversely affected. Unless we indicate otherwise, if we suspend selling additional notes, we reserve the right to resume selling additional notes at any time, which might result in the reduction or elimination of any premium in the trading price. If you pay a premium for the notes above the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value, you could incur significant losses if you sell your notes at a time when the premium is no longer present in the market.

A suspension of additional issuances of the notes could result in a significant reduction in the number of outstanding notes if investors subsequently exercise their right to have the notes repurchased by us. Accordingly, the number of outstanding notes, and their liquidity, could vary substantially over the term of the notes.

For more information on such additional offerings, see “General Terms of Notes — Reopening Issuances” in the accompanying product supplement.

PS-8 | Structured Investments Alerian MLP Index® ETNs

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

You may lose some or all of your initial investment at maturity or upon early repurchase or redemption. The aggregate payments on your notes will be less than your initial investment if any Coupon Payments (which reflect the negative effect of the Accrued Investor Fee) are insufficient to offset any decrease in the VWAP Level and the negative effect of any Investor Fee Shortfall (and, in the case of early repurchase, the Repurchase Fee Amount).

•	YOU ARE NOT GUARANTEED ANY COUPON PAYMENTS —

No Coupon Payment will be payable with respect to a Coupon Valuation Date if the Reference Distribution Amount is less than the Accrued Investor Fee, even if that Reference Distribution Amount is positive. The Reference Distribution Amount reflects cash distributions on the Index Components over a relevant quarterly period. The Accrued Investor Fee accrues at a rate of 0.85% per annum each day. If the Reference Distribution Amount on the previous Coupon Valuation Date is less than the Accrued Investor Fee on that Coupon Valuation Date, any Investor Fee Shortfall will also be included in the Accrued Investor Fee.

In addition, the Coupon Amount as of any Coupon Valuation Date will reflect only the excess of the Reference Distribution Amount over the Accrued Investor Fee with respect to that Coupon Valuation Date. Any reduction in or elimination of the cash distributions of one or more Index Component will similarly reduce the Reference Distribution Amount and the amount of the relevant Coupon Payment, if any.

•	THE ACCRUED INVESTOR FEE AND THE REPURCHASE FEE AMOUNT WILL REDUCE AMOUNTS PAYABLE ON THE NOTES —

Each Coupon Amount reflects the deduction of an Accrued Investor Fee, which will reduce each Coupon Amount, if any. The actual amount of the deduction will be determined on the relevant Coupon Valuation Date and will depend on the VWAP Level as of the immediately preceding Index Business Day that is not a Disrupted Day for any Index Component and any Investor Fee Shortfall carried over from the immediately preceding Coupon Valuation Date.

In addition, if the Reference Distribution Amount used to calculate the Stub Coupon Amount on any Index Business Day (other than an actual Coupon Valuation Date) is less than the Accrued Investor Fee used to calculate that Stub Coupon Amount, an amount equal to the difference between the Accrued Investor Fee and the Reference Distribution Amount, which is the Investor Fee Shortfall, will be deducted in calculating the Closing Intrinsic Note Value and each Intraday Intrinsic Note Value on that Index Business Day. Accordingly, the payment at maturity or upon early repurchase or redemption will be reduced by the amount of any Investor Fee Shortfall reflected in the relevant Closing Intrinsic Note Value.

Furthermore, a Repurchase Fee Amount of 0.125% of the Closing Intrinsic Note Value as of the final day of the relevant Measurement Period (but excluding any Unpaid Coupon Amount included in that Closing Intrinsic Note Value) is deducted in determining the amount payable upon early repurchase. As a result, the Repurchase Fee Amount will reduce the amount payable upon early repurchase.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	THE EARLY REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT —

If we elect to redeem your notes early, the term of the notes may be reduced to as short as approximately six months and you may lose some or all of your initial investment upon early redemption. You will not receive any further payments, including any Coupon Payments, after the applicable Redemption Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk.

PS-9 | Structured Investments Alerian MLP Index® ETNs

•	THE PAYMENT ON THE NOTES IS LINKED TO THE VWAP LEVELS, NOT TO THE CLOSING LEVELS OF THE INDEX —

The payment at maturity or upon early repurchase or redemption is linked to the performance of the Final VWAP Level with respect to the relevant Measurement Period, as compared to the Initial VWAP Level. The Initial VWAP Level is the arithmetic average of the VWAP Levels determined over a period of five Index Business Days ending on the Inception Date, and each Final VWAP Level is the arithmetic average of the VWAP Levels over five consecutive Index Business Days. Although the VWAP Level is intended to track the performance of the Index, the calculation of the VWAP Level is different from the calculation of the official closing level of the Index, and the VWAP Level will not necessarily correlate with the performance of the official closing level of the Index. The official closing level of the Index may vary significantly from the VWAP Level. Therefore, the payment at maturity or upon early repurchase or redemption may be different from, and may be significantly less than, the payment you would receive if that payment were determined by reference to the official closing level of the Index.

•	A TRADING MARKET MAY NOT DEVELOP, AND THE NOTES MAY NOT CONTINUE TO BE LISTED OVER THEIR TERM —

Although the notes are listed on NYSE Arca, no assurance can be given as to the continued listing for the term of the notes, or the liquidity or trading market for the notes. There can be no assurance that a secondary market for the notes will develop. We are not required to maintain a listing on NYSE Arca or any other exchange.

•	THE TRADING PRICE OF THE NOTES IN ANY SECONDARY MARKET MAY DIFFER SIGNIFICANTLY FROM THE CLOSING INTRINSIC NOTE VALUE AND INTRADAY INTRINSIC NOTE VALUE —

The Closing Intrinsic Note Value is published on each Index Business Day and is meant to approximate the intrinsic value of the notes at the close on that day, and the Intraday Intrinsic Note Value is calculated every 15 seconds on each Index Business Day and is meant to approximate the intrinsic value of the notes at that time. See “Understanding the Value of the Notes” above in this pricing supplement. In contrast, the trading price of the notes at any time is the price at which you may be able to sell your notes in the secondary market at that time, if one exists.

The trading price of the notes at any time may vary significantly from the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value at that time due to, among other things, imbalances of supply and demand (including as a result of any decision of ours to issue, stop issuing or resume issuing additional notes), lack of liquidity, transaction costs, credit considerations and bid-offer spreads. A premium or discount over the Intraday Intrinsic Note Value can also arise in the trading price as a result of mismatches of trading hours between the notes and the components included in the Index underlying the notes, actions (or failure to take action) by the index sponsor and NYSE Arca and technical or human errors by service providers, market participants and others. If you pay a premium for the notes above the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value, you could incur significant losses if you sell your notes at a time when the premium is no longer present in the market.

In addition, the payment on the notes at maturity or upon early repurchase or redemption will be determined based on the Closing Intrinsic Note Value calculated using the average VWAP Level over a five-day Measurement Period, which may vary significantly from the trading price of the notes and will not reflect any premium. Furthermore, if you sell your notes in the market at a time when the notes are trading at a discount below the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value, you will receive less than the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value.

•	THE LIQUIDITY OF THE MARKET FOR THE NOTES MAY VARY MATERIALLY OVER TIME, INCLUDING AS A RESULT OF ANY DECISION OF OURS TO ISSUE, STOP ISSUING OR RESUME ISSUING ADDITIONAL NOTES —

In our sole discretion, and without providing you notice or obtaining your consent, we may decide to issue and sell additional notes from time to time. However, we are under no obligation to issue or sell additional notes at any time, and if we do sell additional notes, we may limit or restrict those sales, and we may stop and subsequently resume selling additional notes at any time. If we limit, restrict or stop sales of such additional notes, or if we subsequently resume sales of such additional notes, the liquidity and trading price of the notes in the secondary market could be materially and adversely affected. Unless we indicate otherwise, if we suspend selling additional notes, we reserve the right to resume selling additional notes at any time, which might result in the reduction or elimination of any premium in the trading price. See “— The trading price of the notes in any secondary market may differ significantly from the Closing Intrinsic Note Value and Intraday Intrinsic Note Value” above.

In addition, affiliates of ours may engage in limited purchase and resale transactions in the notes, although they are not required to do so. The number of notes outstanding or held by persons other than our affiliates could be further reduced at any time due to early repurchase of the notes or due to our or our affiliates’ purchases of notes in the secondary market. A suspension of additional issuances of the notes could result in a significant reduction in the number of outstanding notes if investors subsequently exercise their right to have the notes repurchased by us.

Accordingly, the number of outstanding notes, and their liquidity, could vary substantially over the term of the notes. There may not be sufficient liquidity to enable you to sell your notes readily, and you may suffer substantial losses and/or sell your notes at prices substantially less than the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value, including being unable to sell them at all or only for a price of zero in the secondary market. In addition, any election by holders to request that we repurchase the notes will be subject to the restrictive conditions and procedures described in this pricing supplement, including the condition that you may request repurchase of at least 50,000 notes at any one time and that you may only exercise your right to require us to repurchase the notes once per week. If the total number of outstanding notes is close to or below 50,000, you may not be able to purchase enough notes to meet the minimum size requirement in order to exercise your early repurchase right. The unavailability of the repurchase right can result in the

PS-10 | Structured Investments Alerian MLP Index® ETNs

notes trading in the secondary market at a discount below the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value.

•	THERE ARE RESTRICTIONS ON THE MINIMUM NUMBER OF NOTES YOU MAY REQUEST THAT WE REPURCHASE AND THE DATES ON WHICH YOU MAY EXERCISE YOUR RIGHT TO HAVE US REPURCHASE YOUR NOTES —

If you elect to exercise your right to have us repurchase your notes, you must request that we repurchase at least 50,000 notes on the applicable Repurchase Date. If you own fewer than 50,000 notes, you will not be able to have us repurchase your notes. Your request that we repurchase your notes is valid only if we receive your Repurchase Notice by no later than 4:00 p.m., New York City time, on the Business Day immediately preceding the applicable Repurchase Valuation Date (generally Thursday). Once delivered, a Repurchase Notice may not be revoked. If we do not receive your Repurchase Notice by the deadline, your Repurchase Notice will not be effective, and we will not repurchase your notes on the corresponding Repurchase Date. In addition, because of the timing requirements of the Repurchase Notice and the five-Index Business Day Measurement Period, settlement of the repurchase will be prolonged when compared to a sale and settlement in the secondary market.

•	YOU WILL NOT KNOW THE PAYMENT UPON EARLY REPURCHASE OR THE REPURCHASE DATE AT THE TIME YOU ELECT TO REQUEST THAT WE REPURCHASE YOUR NOTES —

You will not know the amount payable upon early repurchase or the Repurchase Date at the time you elect to request that we repurchase your notes. Your notice must be received by us no later than 4:00 p.m., New York City time, on the Business Day immediately preceding the applicable Repurchase Valuation Date. The Issuer’s acknowledgement may specify a Repurchase Date that follows the final day in the Measurement Period by up to five Business Days. In addition, the amount payable upon early repurchase will not be determined until the final day of the Measurement Period with respect to the Repurchase Valuation Date, which is the fifth Index Business Day from the Repurchase Valuation Date, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of an Averaging Date” in the accompanying product supplement. As a result, you will be exposed to market risk in the event the market fluctuates after we receive your request.

•	NO DISTRIBUTIONS OR VOTING RIGHTS —

As a holder of the notes, you will not have voting rights or rights to receive cash distributions or other rights that direct holders of the Index Components would have.

•	THE U.S. FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR —

There is no direct legal authority as to the proper U.S. federal income tax treatment of the notes, and we do not intend to request a ruling from the Internal Revenue Service (the “IRS”) regarding the notes. The IRS might not accept, and a court might not uphold, the treatment of the notes as “open transactions” that are not debt instruments, as described in “Tax Treatment” in this document and in “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement. If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of any income or loss on the notes could be materially affected. For example, the IRS could seek to treat you as the beneficial owner of the underlying MLPs for U.S. federal income tax purposes. In that event, you would be required to recognize your allocable share of the taxable income earned by the underlying MLPs that are treated as partnerships for U.S. federal income tax purposes, which in a particular taxable year could differ significantly from (and could be significantly greater than) the amount of cash payments you receive on the notes in that year. In addition, among other potentially adverse consequences, a Non-U.S. Holder treated as a beneficial owner of those underlying MLPs would be treated as engaged in a U.S. trade or business, would be required to file tax returns in the jurisdiction in which those MLPs operate and generally would be subject to 15% withholding on amounts deemed realized upon rebalancings of the Index and the sale or disposition of a note (including upon early repurchase or redemption at maturity), which withholdings would generally be creditable against its U.S. federal income tax, provided it properly filed the required tax return(s). Alternatively, the IRS could seek to treat the notes as “contingent payment debt instruments.” In this event, a U.S. Holder will be required to accrue into income original issue discount on your notes, with the result that your taxable income in any year could differ significantly from (and could be significantly higher than) the Coupon Amounts (if any) you receive in that year. In addition, any gain recognized at maturity, upon early repurchase or redemption or upon a sale or exchange of your notes generally will be treated as interest income, and if you recognize a loss above certain thresholds, you might be required to file a disclosure statement with the IRS.

Even if the notes are treated as open transactions that are not debt instruments, the notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”). Due to the lack of governing authority, our special tax counsel is unable to opine as to whether the constructive ownership rules apply to the notes. If applicable, the constructive ownership rules would recharacterize any gain recognized in respect of the notes that would otherwise be long-term capital gain and that is in excess of the “net underlying long-term capital gain” (as defined in Code Section 1260) as ordinary income, and impose a notional interest charge as if that income had accrued for tax purposes at a constant yield over your holding period for the notes. The “net underlying long-term capital gain” is presumed to be zero unless you provide clear and convincing evidence to the contrary. You will be responsible for obtaining information necessary to determine the “net underlying long-term capital gain” with respect to the notes; we are not required, and do not intend, to supply you with such information. Accordingly, you should consult your tax advisers regarding the potential application of the constructive ownership rules.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes. The notice focuses in

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particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Subject to discussion in the next paragraph, we generally expect that Coupon Amounts paid to Non-U.S. Holders will be withheld upon at a rate of 30%, subject to the possible reduction or elimination of that rate under the “other income” or similar provision of an applicable income tax treaty. Coupon Amounts that are treated as “effectively connected” with the conduct of a trade or business in the United States should not be subject to this withholding tax. However, in order to avoid withholding on “effectively connected” Coupon Amounts, you will likely be required to provide a properly completed IRS Form W-8ECI. Any “effectively connected income” from your notes, including also any gain from the sale or settlement of your notes that is or is treated as effectively connected with your conduct of a United States trade or business, will be subject to U.S. federal income tax, and will require you to file U.S. federal income tax returns, in each case in the same manner as if you were a U.S. Holder. In particular, if you own or are treated as owning more than 5% of the notes, you could be treated as owning a “United States real property interest” within the meaning of Code Section 897, in which case any gain from the sale or settlement of your notes would be deemed to be “effectively connected income,” with the consequences described above.

Code Section 871(m) and Treasury regulations promulgated thereunder (“Section 871(m)”) generally imposes a 30% withholding tax (or a lower rate under the dividend provision of an applicable income tax treaty) on certain “dividend equivalents” paid or deemed paid with respect to derivatives linked to U.S. stocks or indices that include U.S. stocks under certain circumstances, even in cases where the derivatives do not provide for payments explicitly linked to dividends. In general, this withholding regime applies to derivatives that substantially replicate the economic performance of one or more underlying U.S. stocks, as determined when the derivative is issued, based on one of two tests set forth in the regulations. Moreover, the applicable Treasury regulations generally require a “look through” of certain partnerships (“Covered Partnerships”) that own stock of U.S. corporations. It would be prudent to assume that many of the Index Components that are treated as partnerships for U.S. federal income tax purposes are Covered Partnerships. Accordingly, the applicable Treasury regulations can deem non-U.S. investors to be receiving dividend equivalents in respect of Index Components that are treated as corporations for U.S. federal income tax purposes and in respect of underlying U.S. stocks owned by Index Components that are Covered Partnerships, even if no payments on the notes are directly traceable to any dividends on those underlying stocks. Withholding in the latter instance would be based on the amount of dividends paid on underlying U.S. stocks owned by those Covered Partnerships during your ownership period. The aggregate amounts actually paid on those underlying U.S. stocks during the applicable quarter may not be known until the following year, if at all. Based on certain factual determinations made by us, we currently believe that an estimate of the dividend equivalent amounts that are attributable to underlying U.S. stocks owned by Index Components that are Covered Partnerships is 0.1157% of the Principal Amount per Coupon Payment (the “Estimated Amount”). We may change this estimate in subsequent years. In addition, a portion of each Coupon Amount will be treated as a “dividend equivalent” with respect to each of Hess Midstream LP and Star Group LP, which portion we will provide upon request. You generally should expect withholding agents to withhold from each Coupon Payment 30% (or a lower rate under the dividend provision of an applicable income tax treaty) of (i) the Estimated Amount and (ii) the portion of the Coupon Payment attributable to dividend equivalents with respect to Hess Midstream LP and Star Group LP, and also to withhold 30% (subject to possible reduction or elimination of that rate under the “other income” or similar provision of an applicable income tax treaty) of the remaining portion of the Coupon Payment, in each case assuming the income is not effectively connected with your conduct of a trade or business in the United States (in which case, in order to avoid withholding, you will likely be required to provide a properly completed IRS Form W-8ECI). Our estimate of the dividend equivalent amounts may be based on historical dividends or other non-prospective data and may change from time to time. If you sell or otherwise dispose of the notes between Coupon Payment Dates, you generally should expect withholding agents to withhold 30% (or a lower rate under the dividend provision of an applicable income tax treaty) of the estimated dividend equivalent amounts attributable to the portion of the Coupon Amount that has accrued since the immediately preceding Coupon Payment Date. Under applicable Treasury Regulations, withholding agents who have under-withheld on certain dividend amounts may adjust any withholding prior to March 15 of the following year without penalties. We will not provide any further information concerning the actual dividend equivalent amounts in any year, which may differ from our estimated dividend equivalent amounts in that year. If you are a Non-U.S. Holder, you should consult your tax adviser regarding the potential application of Code Section 871(m) to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld. Non-U.S. Holders should consult their tax advisers regarding the potential application of withholding tax to the notes.

PS-12 | Structured Investments Alerian MLP Index® ETNs

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

The Note Calculation Agent will make all necessary calculations and determinations in connection with the notes, including calculations and determinations relating to any payments on the notes, market disruption events, splits and reverse splits of the notes and the replacement of the Index with a successor index. Exercises of discretion by JPMS in its role as Note Calculation Agent could adversely affect the value of the notes.

On any business day on or after July 26, 2024, we may, in our sole discretion, redeem the notes, in whole or in part.

In our sole discretion, and without providing you notice or obtaining your consent, we may decide to issue and sell additional notes from time to time. However, we are under no obligation to issue or sell additional notes at any time, and if we do sell additional notes, we may limit or restrict those sales, and we may stop and subsequently resume selling additional notes at any time. Any notes held by us or an affiliate in inventory may be sold or lent to market participants who may have made short sales of the notes.

•	JPMS and its affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the notes. Any such research, opinions or recommendations could affect the market value of the notes —

JPMS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes, the Index and the Index Components to which the notes are linked.

Risks Relating to the Secondary Market Prices of the Notes

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE SECONDARY MARKET PRICE OF THE NOTES —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the VWAP Level and the level of the Index, including:

•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	the actual and expected volatility in the Index and the prices of the Index Components;
•	the time to maturity of the notes;
•	the market price and actual and expected distributions on the Index Components;
•	interest and yield rates in the market generally;
•	supply and demand for the notes, including inventory positions with any market maker (supply and demand for the notes will be affected by any decision of ours to issue, stop issuing or resume issuing additional notes);
•	the amount of the Accrued Investor Fee as of a particular determination date;
•	the Index Components and changes to those Index Components over time; and
•	a variety of economic, financial, political, regulatory and judicial events.

Risks Relating to the Index

•	THERE IS NO ASSURANCE THAT THE STRATEGY EMPLOYED BY THE INDEX WILL BE SUCCESSFUL —

The Index measures the composite performance of energy-oriented MLPs that earn the majority of their cash flows from qualified activities involving energy commodities, using a capped, float-adjusted, capitalization-weighted methodology. There is, however, no assurance that the Index will outperform any other index or strategy that tracks MLPs selected using other criteria. Because the Index uses a capped, floated-adjusted, capitalization-weighted methodology, the performance of the VWAP Level and Coupon Payments on the notes may be lower than if a different weighting methodology were employed.

•	ENERGY MLP MARKET RISKS MAY AFFECT THE TRADING VALUE OF THE NOTES AND THE AMOUNT YOU WILL RECEIVE AT MATURITY —

We expect that the VWAP Level and the amount of any distributions on the Index Components will fluctuate in accordance with changes in the financial condition of the Index Components and certain other factors. The financial condition of the Index Components may become impaired or the general condition of the energy-oriented MLP market may deteriorate, either of which may cause a decrease in the VWAP Level and the amount of any distributions on the Index Components and thus in the value of the notes. Securities are susceptible to general market fluctuations and to volatile increases and decreases in value, as market confidence in and perceptions regarding the Index Components change. Investor perceptions of the Index Components are based on various and unpredictable factors, including

PS-13 | Structured Investments Alerian MLP Index® ETNs

expectations regarding government, economic, monetary, tax and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic and banking crises. The VWAP Level and the amount of any distributions on the Index Components are expected to fluctuate over the term of the notes.

•	THE INDEX COMPONENTS ARE CONCENTRATED IN THE ENERGY INDUSTRY —

All or substantially all of the Index Components that have been issued by companies whose primary lines of business are directly associated with the energy industry including the oil and gas sector. Many of the MLPs included in the Index are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. In addition, the MLPs in the energy industry are significantly affected by a number of factors including:

•	worldwide and domestic supplies of, and demand for, crude oil, natural gas, natural gas liquids, hydrocarbon products and refined products;
•	changes in tax or other laws affecting master limited partnerships generally;
•	regulatory changes affecting pipeline fees and other regulatory fees in the energy sector;
•	changes in the relative prices of competing energy products;
•	the impact of environmental laws and regulations and technological changes affecting the cost of producing and processing, and the demand for, energy products;
•	decreased supply of hydrocarbon products available to be processed due to fewer discoveries of new hydrocarbon reserves, short- or long-term supply disruptions or otherwise;
•	risks of regulatory actions and/or litigation, including as a result of leaks, explosions or other accidents relating to energy products;
•	uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or further acts of terrorism in the United States, or elsewhere; and
•	general economic and geopolitical conditions in the United States and worldwide.

In addition, investments in securities of MLPs involve risks that differ from investments in common stock including risks related to limited control and limited rights to vote on matters affecting an MLPs, risks related to potential conflicts of interest between an MLP and its general partner, and cash flow risks.

Prices of securities of an MLP can be affected by fundamentals unique to the partnership, including earnings power and coverage ratio. Changes in the tax law affecting MLPs could adversely affect the price performance of securities of MLPs. These factors could affect the relevant industries and the MLPs operating in these industries and could cause some or all of the Index Components to decline in value, or to reduce their distributions, during the term of the notes.

•	AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH MID-SIZE AND SMALL CAPITALIZATION STOCKS —

Mid-size and small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Mid-size and small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

•	THE INDEX CALCULATION AGENT MAY, IN ITS SOLE DISCRETION, DISCONTINUE THE PUBLIC DISCLOSURE OF THE INTRADAY LEVEL OF THE INDEX —

The Index Calculation Agent is not under any obligation to continue to calculate the intraday level of the Index or required to calculate similar levels for any successor index. If the Index Calculation Agent discontinues such public disclosure, we may not be able to provide the intraday levels related to the Index required to maintain any listing of the notes on NYSE Arca. If the notes become delisted, the liquidity of the market for the notes may be materially and adversely affected and you may sustain significant losses if you sell your notes in the secondary market.

PS-14 | Structured Investments Alerian MLP Index® ETNs

Hypothetical Examples: Coupon Payments

The following examples illustrate hypothetical Coupon Amounts on the notes over a hypothetical period of eight quarters based on hypothetical Reference Distribution Amounts. The “return on Principal Amount” as used in this section is the number, expressed as a percentage, that results from comparing a Coupon Amount to the Principal Amount.

In addition, the hypothetical Coupon Amounts and returns set forth below assume that the notes are not repurchased or redeemed early, as well as the following:

•	a Principal Amount of $25;
•	an Initial VWAP Level of 100.00 and a constant VWAP Level of 100.00 over the hypothetical period (see “— Hypothetical Accrued Investor Fee Calculations” for an illustration of the effect of fluctuating VWAP Levels on the Accrued Investor Fee);
•	an investor fee percentage of 0.85% per annum; and
•	each hypothetical quarterly period is a quarter of a year with 360 days.

The hypothetical Initial VWAP Level of 100.00 and the VWAP Level on the Index Business Day immediately preceding each Coupon Valuation Date of 100.00 have been chosen for illustrative purposes only and do not represent the actual Initial VWAP Level or a likely actual VWAP Level. The actual Initial VWAP Level is the arithmetic average of the VWAP Levels determined over a period of five Index Business Days ending on the Inception Date and is specified under “Key Terms — Terms Relating to Closing Intrinsic Note Value — Initial VWAP Level” in this pricing supplement. The actual VWAP Level will fluctuate over the term of the notes. For information about how the Accrued Investor Fee will vary as the VWAP Level varies, see “— Hypothetical Accrued Investor Fee Calculations” below.

Each hypothetical Reference Distribution Amount, Accrued Investor Fee, Coupon Amount, Investor Fee Shortfall or return set forth below is for illustrative purposes only and may not be the actual Reference Distribution Amount, Accrued Investor Fee, Coupon Amount, Investor Fee Shortfall or return applicable to a purchaser of the notes. The actual Reference Distribution Amount, Coupon Payments, Accrued Investor Fee, Investor Fee Shortfall or return may be higher or lower than the amounts shown in the table below. In addition, if you purchase the notes at a price that is higher or lower than the Principal Amount used for these examples, the return on your notes represented by a Coupon Amount will be different from the returns set forth in the examples below. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1 — A Coupon Payment is made with respect to each quarterly Coupon Valuation Date.

Coupon Valuation Date	Reference Distribution Amount	Accrued Investor Fee	Coupon Amount	Return on Principal Amount	Investor Fee Shortfall
First	$0.1000	$0.0531	$0.0469	0.1875%	$0.0000
Second	$0.1500	$0.0531	$0.0969	0.3875%	$0.0000
Third	$0.2000	$0.0531	$0.1469	0.5875%	$0.0000
Fourth	$0.1250	$0.0531	$0.0719	0.2875%	$0.0000
Fifth	$0.2500	$0.0531	$0.1969	0.7875%	$0.0000
Sixth	$0.1125	$0.0531	$0.0594	0.2375%	$0.0000
Seventh	$0.0875	$0.0531	$0.0344	0.1375%	$0.0000
Eighth	$0.0750	$0.0531	$0.0219	0.0875%	$0.0000

Because the Reference Distribution Amount with respect to each Coupon Valuation Date is greater than the Accrued Investor Fee with respect to that Coupon Valuation Date, a Coupon Payment equal to the relevant Coupon Amount is made with respect to each quarterly Coupon Valuation Date.

Example 2 — No Coupon Payments are made with respect to any quarterly Coupon Valuation Date.

Coupon Valuation Date	Reference Distribution Amount	Accrued Investor Fee	Coupon Amount	Return on Principal Amount	Investor Fee Shortfall
First	$0.0000	$0.0531	$0.0000	0.0000%	$0.0531
Second	$0.0000	$0.1063	$0.0000	0.0000%	$0.1063
Third	$0.0000	$0.1594	$0.0000	0.0000%	$0.1594
Fourth	$0.0625	$0.2125	$0.0000	0.0000%	$0.1500
Fifth	$0.0750	$0.2031	$0.0000	0.0000%	$0.1281
Sixth	$0.0500	$0.1813	$0.0000	0.0000%	$0.1313
Seventh	$0.0875	$0.1844	$0.0000	0.0000%	$0.0969
Eighth	$0.0375	$0.1500	$0.0000	0.0000%	$0.1125

Because the Reference Distribution Amount with respect to each Coupon Valuation Date is less than the Accrued Investor Fee with respect to that Coupon Valuation Date, no Coupon Payments are made with respect to any quarterly Coupon Valuation Date.

PS-15 | Structured Investments Alerian MLP Index® ETNs

Hypothetical Accrued Investor Fee Calculations

The Index Ratio used to calculate the Accrued Investor Fee in the examples above is equal to 1.00 due to the assumptions that the Initial VWAP Level is equal to 100.00 and the VWAP Level is remains flat at 100.00 over the hypothetical period. However, the actual VWAP Level and, therefore, the Index Ratio and the Accrued Investor Fee, will fluctuate over the term of the notes.

The following table illustrates the hypothetical Accrued Investor Fee on the notes for a hypothetical quarterly period, assuming a range of VWAP Levels as of the Index Business Day immediately preceding the relevant Coupon Valuation Date.

In addition, the hypothetical Coupon Amounts and returns set forth below assume that the notes are not repurchased or redeemed early, as well as the following:

•	a Principal Amount of $25;
•	an Initial VWAP Level of 100.00;
•	an investor fee percentage of 0.85% per annum;
•	each hypothetical quarterly period is a quarter of a year with 360 days; and
•	an Investor Fee Shortfall of $0 as of the immediately preceding Coupon Valuation Date.

The hypothetical Initial VWAP Level of 100.00 has been chosen for illustrative purposes only and does not represent the actual Initial VWAP Level. The actual Initial VWAP Level is the arithmetic average of the VWAP Levels determined over a period of five Index Business Days ending on the Inception Date and is specified under “Key Terms — Terms Relating to Closing Intrinsic Note Value — Initial VWAP Level” in this pricing supplement. We cannot predict the actual VWAP Level on any Index Business Day.

The Investor Fee Shortfall of $0 as of the immediately preceding Coupon Valuation Date has been chosen for illustrative purposes only. The actual Investor Fee Shortfall as of the immediately preceding Coupon Valuation Date will equal the excess, if any, of the Accrued Investor Fee over the Reference Distribution Amount as of the immediately preceding Coupon Valuation Date.

Each hypothetical Reference Distribution Amount, Accrued Investor Fee, Coupon Amount, Investor Fee Shortfall and return set forth below is for illustrative purposes only and may not be the Reference Distribution Amount, Accrued Investor Fee, Coupon Amount, Investor Fee Shortfall or return applicable to a purchaser of the notes. The actual Reference Distribution Amounts, Coupon Payments, Accrued Investor Fee, Investor Fee Shortfall and return may be higher than the amounts shown in the table below. In addition, if you purchase the notes at a price that is higher or lower than the Principal Amount used for this example, the return on your notes represented by a Coupon Amount will be different from the returns set forth in the examples below. The numbers appearing in the following table have been rounded for ease of analysis.

VWAP Level	Index Ratio	Accrued Investor Fee	Percent of Principal Amount
200.00	200.00%	$0.1063	0.4250%
180.00	180.00%	$0.0956	0.3825%
160.00	160.00%	$0.0850	0.3400%
140.00	140.00%	$0.0744	0.2975%
120.00	120.00%	$0.0638	0.2550%
100.00	100.00%	$0.0531	0.2125%
80.00	80.00%	$0.0425	0.1700%
60.00	60.00%	$0.0319	0.1275%
40.00	40.00%	$0.0213	0.0850%
20.00	20.00%	$0.0106	0.0425%
PS-16 | Structured Investments Alerian MLP Index® ETNs

Hypothetical Examples: Payment at Maturity or upon Early Repurchase or Redemption

The following examples illustrate the hypothetical total return and payment at maturity or upon early repurchase or redemption on the notes. For illustrative purposes only, the hypothetical total returns and payments set forth below assume the following:

•	a Principal Amount of $25;
•	an Initial VWAP Level of 100.00;
•	an investor fee percentage of 0.85% per annum;
•	a repurchase fee percentage of 0.125%;
•	each hypothetical year is a year of 360 days;
•	the Final VWAP Level on any date of determination is the VWAP Level on that date (the Final VWAP Level is actually the arithmetic average of the VWAP Levels on the five Index Business Days in the relevant Measurement Period);
•	the VWAP Level increases or decreases, as applicable, on approximately a straight-line basis over each year (the actual VWAP Level on any Index Business Day will reflect the volume-weighted average prices of the Index Components on that Index Business Day);
•	the Reference Distribution Amount with respect to each Coupon Valuation Date is $0 (the actual Reference Distribution Amount will vary and will be greater than $0 if any Index Component makes a cash distribution with an ex-dividend date during the relevant Coupon Accrual Period); and
•	each “Year End” shown in the table below represents an Index Business Day that occurs on an anniversary of the Initial Issue Date and on a quarterly Coupon Valuation Date (Coupon Valuation Dates will actually occur on the first Index Business Day occurring on or after the 15th of January, April, July and October of each calendar year during the term of the notes).

The hypothetical Initial VWAP Level of 100.00 has been chosen for illustrative purposes only and does not represent the actual Initial VWAP Level. The actual Initial VWAP Level is the arithmetic average of the VWAP Levels determined over a period of five Index Business Days ending on the Inception Date and is specified under “Key Terms — Terms Relating to Closing Intrinsic Note Value — Initial VWAP Level” in this pricing supplement. We cannot predict the actual VWAP Level on any Index Business Day.

Because the Reference Distribution Amount with respect to each Coupon Valuation Date is assumed to be $0, the Stub Coupon Amount and Unpaid Coupon Amount would also be $0 on each Index Business Day over the term of the notes. Under these circumstances, no Coupon Payments would be made over the term of the notes.

In addition, because the Reference Distribution Amount with respect to each Coupon Valuation Date is assumed to be $0, the investor fee would not be offset by cash dividends on the Index Components. Under these circumstances, due to the effect of the Investor Fee Shortfall, the Accrued Investor Fee with respect to any Coupon Valuation Date will reflect the entire investor fee that has accrued over the term of the notes up to that Coupon Valuation Date. Any actual Investor Fee Shortfall may be greater than the amounts shown below.

If the notes are repurchased or redeemed, the payment upon early repurchase or redemption will be the applicable Closing Intrinsic Note Value minus, in the case of an early repurchase, the applicable Repurchase Fee Amount.

Each hypothetical total return, payment and Closing Intrinsic Note Value set forth below is for illustrative purposes only and may not be the actual total return, payment or Closing Intrinsic Note Value applicable to a purchaser of the notes. In addition, if you purchase the notes at a price that is higher or lower than the Principal Amount used for these examples, the return on your notes represented by the payment at maturity or upon early repurchase or redemption will be different from the returns set forth in the examples below. The numbers appearing in the following tables have been rounded for ease of analysis.

PS-17 | Structured Investments Alerian MLP Index® ETNs

Example 1 — The VWAP Level increases by 3% each year over the term of the notes.

Year End	VWAP Level	Accrued Investor Fee	Closing Intrinsic Note Value	Percent of Principal Amount	Repurchase Fee Amount
—	100.0000	—	$25.0000	100.00%	—
First	103.0000	$0.2165	$25.5335	102.13%	$0.0319
Second	106.0900	$0.4393	$26.0832	104.33%	$0.0326
Third	109.2727	$0.6687	$26.6495	106.60%	$0.0333
Fourth	112.5509	$0.9049	$27.2328	108.93%	$0.0340
Fifth	115.9274	$1.1480	$27.8338	111.34%	$0.0348
Sixth	119.4052	$1.3983	$28.4530	113.81%	$0.0356
Seventh	122.9874	$1.6560	$29.0908	116.36%	$0.0364
Eighth	126.6770	$1.9214	$29.7479	118.99%	$0.0372
Ninth	130.4773	$2.1945	$30.4248	121.70%	$0.0380
Tenth	134.3916	$2.4757	$31.1222	124.49%	$0.0389
Eleventh	138.4234	$2.7653	$31.8406	127.36%	$0.0398
Twelfth	142.5761	$3.0634	$32.5806	130.32%	$0.0407
Thirteenth	146.8534	$3.3703	$33.3430	133.37%	$0.0417
Fourteenth	151.2590	$3.6864	$34.1284	136.51%	$0.0427
Fifteenth	155.7967	$4.0118	$34.9374	139.75%	$0.0437
Sixteenth	160.4706	$4.3468	$35.7709	143.08%	$0.0447
Seventeenth	165.2848	$4.6918	$36.6294	146.52%	$0.0458
Eighteenth	170.2433	$5.0470	$37.5139	150.06%	$0.0469
Nineteenth	175.3506	$5.4127	$38.4250	153.70%	$0.0480
Twentieth	180.6111	$5.7893	$39.3635	157.45%	$0.0492

If the notes are not repurchased or redeemed early, the payment at maturity will be $39.3635 per note, representing a gain on principal of 57.45% and an annualized return of 2.30% per annum.

Example 2 — The VWAP Level decreases by 3% each year over the term of the notes.

Year End	VWAP Level	Accrued Investor Fee	Closing Intrinsic Note Value	Percent of Principal Amount	Repurchase Fee Amount
—	100.0000	—	$25.0000	100.00%	—
First	97.0000	$0.2085	$24.0415	96.17%	$0.0301
Second	94.0900	$0.4107	$23.1118	92.45%	$0.0289
Third	91.2673	$0.6067	$22.2102	88.84%	$0.0278
Fourth	88.5293	$0.7966	$21.3357	85.34%	$0.0267
Fifth	85.8734	$0.9808	$20.4875	81.95%	$0.0256
Sixth	83.2972	$1.1593	$19.6650	78.66%	$0.0246
Seventh	80.7983	$1.3324	$18.8672	75.47%	$0.0236
Eighth	78.3743	$1.5001	$18.0935	72.37%	$0.0226
Ninth	76.0231	$1.6627	$17.3431	69.37%	$0.0217
Tenth	73.7424	$1.8202	$16.6154	66.46%	$0.0208
Eleventh	71.5301	$1.9730	$15.9096	63.64%	$0.0199
Twelfth	69.3842	$2.1210	$15.2250	60.90%	$0.0190
Thirteenth	67.3027	$2.2645	$14.5612	58.24%	$0.0182
Fourteenth	65.2836	$2.4035	$13.9174	55.67%	$0.0174
Fifteenth	63.3251	$2.5383	$13.2930	53.17%	$0.0166
Sixteenth	61.4254	$2.6689	$12.6874	50.75%	$0.0159
Seventeenth	59.5826	$2.7955	$12.1002	48.40%	$0.0151
Eighteenth	57.7951	$2.9181	$11.5307	46.12%	$0.0144
Nineteenth	56.0613	$3.0370	$10.9784	43.91%	$0.0137
Twentieth	54.3794	$3.1521	$10.4427	41.77%	$0.0131

If the notes are not repurchased or redeemed early, the payment at maturity will be $10.4427 per note, representing a loss of principal of 58.23% and an annualized return of -4.27% per annum.

PS-18 | Structured Investments Alerian MLP Index® ETNs

Example 3 — The VWAP Level decreases by 3% each of the first ten years of the term of the notes and increases by 3% each of the remaining ten years of the term of the notes.

Year End	VWAP Level	Accrued Investor Fee	Closing Intrinsic Note Value	Percent of Principal Amount	Repurchase Fee Amount
—	100.0000	—	$25.0000	100.00%	—
First	97.0000	$0.2085	$24.0415	96.17%	$0.0301
Second	94.0900	$0.4107	$23.1118	92.45%	$0.0289
Third	91.2673	$0.6067	$22.2102	88.84%	$0.0278
Fourth	88.5293	$0.7966	$21.3357	85.34%	$0.0267
Fifth	85.8734	$0.9808	$20.4875	81.95%	$0.0256
Sixth	83.2972	$1.1593	$19.6650	78.66%	$0.0246
Seventh	80.7983	$1.3324	$18.8672	75.47%	$0.0236
Eighth	78.3743	$1.5001	$18.0935	72.37%	$0.0226
Ninth	76.0231	$1.6627	$17.3431	69.37%	$0.0217
Tenth	73.7424	$1.8202	$16.6154	66.46%	$0.0208
Eleventh	75.9547	$1.9809	$17.0078	68.03%	$0.0213
Twelfth	78.2333	$2.1463	$17.4120	69.65%	$0.0218
Thirteenth	80.5803	$2.3165	$17.8286	71.31%	$0.0223
Fourteenth	82.9977	$2.4917	$18.2577	73.03%	$0.0228
Fifteenth	85.4877	$2.6720	$18.6999	74.80%	$0.0234
Sixteenth	88.0523	$2.8577	$19.1554	76.62%	$0.0239
Seventeenth	90.6939	$3.0487	$19.6247	78.50%	$0.0245
Eighteenth	93.4147	$3.2454	$20.1082	80.43%	$0.0251
Nineteenth	96.2171	$3.4479	$20.6064	82.43%	$0.0258
Twentieth	99.1036	$3.6563	$21.1196	84.48%	$0.0264

If the notes are not repurchased or redeemed early, the payment at maturity will be $21.1196 per note, representing a loss of principal of 15.52% and an annualized return of -0.84% per annum.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until repurchased or redeemed early. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

PS-19 | Structured Investments Alerian MLP Index® ETNs

Historical Information

The following graph sets forth the historical performance of the notes based on the daily historical closing prices of the notes from January 26, 2024 through May 13, 2024. The closing price of the notes on May 13, 2024 was $28.1516. The notes commenced trading on the NYSE Arca on January 26, 2024. We obtained the closing prices above and below from Bloomberg, without independent verification.

The historical closing prices of the notes should not be taken as an indication of past or future performance of the notes, and no assurance can be given as to the price, if any, at which you will be able to sell your notes.

The following graph sets forth the historical performance of the Index based on the daily historical closing levels of the Index from January 2, 2019 through May 13, 2024. The closing level of the Index on May 13, 2024 was 277.4752. We obtained the closing levels above and below from Bloomberg, without independent verification.

The payment at maturity or upon early repurchase or redemption is linked to the VWAP Levels, not to the closing levels of the Index. Although the VWAP Level is intended to track the performance of the Index, the calculation of the VWAP Level is different from the calculation of the official closing level of the Index, and the VWAP Level will not necessarily correlate with the performance of the official closing level of the Index. The official closing level of the Index may vary significantly from the VWAP Level. Therefore, the payment at maturity or upon early repurchase or redemption may be different from, and may be significantly less than, the payment you would receive if that payment were determined by reference to the official closing level of the Index.

The historical closing levels of the Index should not be taken as an indication of past or future performance of the VWAP Level on any Index Business Day, and no assurance can be given as to the VWAP Level on any Index Business Day. There can be no assurance that the performance of the VWAP Level will result in the return of any of your initial investment.

PS-20 | Structured Investments Alerian MLP Index® ETNs

Tax Treatment

If you are the beneficial owner of our Alerian MLP Index ETNs due May 24, 2024 (the “2024 ETNs”) and you redeem your 2024 ETNs in connection with acquiring notes, the IRS could assert that you have participated in a "deemed" taxable exchange of the 2024 ETNs for your notes. If the IRS were successful in asserting this treatment, you could be required to recognize gain or loss, equal to the difference between the fair market value of the notes and your tax basis in the 2024 ETNs at the time of the taxable exchange. You should consult your tax adviser concerning the possible consequences of a deemed exchange. The remainder of this discussion assumes that you do not redeem any 2024 ETNs in connection with acquiring notes.

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 7-I dated December 19, 2023. Based on current market conditions, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes should be treated as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, subject to the discussion of the “constructive ownership” rules below, our special tax counsel is of the opinion that gain or loss on your notes should be treated as long-term capital gain or loss if you have held your notes for more than one year. However, as discussed in the accompanying product supplement, the IRS or a court may not respect the treatment described above, in which case the timing and character of income on your notes could be materially and adversely affected. For example, the IRS could seek to treat you as the beneficial owner of the underlying MLPs for U.S. federal income tax purposes. In that event, you would be required to recognize your allocable share of the taxable income earned by the underlying MLPs that are treated as partnerships for U.S. federal income tax purposes, which in a particular taxable year could differ significantly from (and could be significantly greater than) the amount of cash payments you receive on the notes in that year. Alternatively, the IRS could seek to treat the notes as “contingent payment debt instruments.” In this event, a U.S. Holder will be required to accrue into income original issue discount on your notes, with the result that your taxable income in any year could differ significantly from (and could be significantly higher than) the Coupon Amounts (if any) you receive in that year. In addition, any gain recognized at maturity, upon early repurchase or redemption or upon a sale or exchange of your notes generally will be treated as interest income, and if you recognize a loss above certain thresholds, you might be required to file a disclosure statement with the IRS.

Even if the notes are treated as open transactions that are not debt instruments, the notes could be treated as “constructive ownership transactions” within the meaning of Code Section 1260. Due to the lack of governing authority, our special tax counsel is unable to opine as to whether the constructive ownership rules apply to the notes. If applicable, the constructive ownership rules would recharacterize any gain recognized in respect of the notes that would otherwise be long-term capital gain and that is in excess of the “net underlying long-term capital gain” (as defined in Code Section 1260) as ordinary income, and impose a notional interest charge as if that income had accrued for tax purposes at a constant yield over your holding period for the notes. The “net underlying long-term capital gain” is presumed to be zero unless you provide clear and convincing evidence to the contrary. You will be responsible for obtaining information necessary to determine the “net underlying long-term capital gain” with respect to the notes; we are not required, and do not intend, to supply you with such information. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The United States federal income tax treatment of the Coupon Amounts is uncertain. Insofar as we have reporting responsibilities, we will treat Coupon Amounts as ordinary income (in the absence of an administrative determination or judicial ruling to the contrary), and by purchasing the notes you will agree to do the same.

In 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors

PS-21 | Structured Investments Alerian MLP Index® ETNs

such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Non-U.S. Holders – Tax Considerations. The United States federal income tax treatment of the Coupon Amounts is uncertain. Insofar as we have reporting responsibilities, we will treat Coupon Amounts as ordinary income (in the absence of an administrative determination or judicial ruling to the contrary), and by purchasing the notes you will agree to do the same. Subject to the following sentence and the discussion in the next paragraph, we generally expect that Coupon Amounts paid to Non-U.S. Holders will be withheld upon at a rate of 30%, subject to the possible reduction or elimination of that rate under the “other income” or similar provision of an applicable income tax treaty. Coupon Amounts that are treated as “effectively connected” with the conduct of a trade or business in the United States should not be subject to this withholding tax. However, in order to avoid withholding on “effectively connected” Coupon Amounts, you will likely be required to provide a properly completed IRS Form W-8ECI. Any “effectively connected income” from your notes, including also any gain from the sale or settlement of your notes that is or is treated as effectively connected with your conduct of a United States trade or business, will be subject to U.S. federal income tax, and will require you to file U.S. federal income tax returns, in each case in the same manner as if you were a U.S. Holder. In particular, if you own or are treated as owning more than 5% of the notes, you could be treated as owning a “United States real property interest” within the meaning of Code Section 897, in which case any gain from the sale or settlement of your notes would be deemed to be “effectively connected income,” with the consequences described above.

Code Section 871(m) and Treasury regulations promulgated thereunder (“Section 871(m)”) generally imposes a 30% withholding tax (or a lower rate under the dividend provision of an applicable income tax treaty) on certain “dividend equivalents” paid or deemed paid with respect to derivatives linked to U.S. stocks or indices that include U.S. stocks under certain circumstances, even in cases where the derivatives do not provide for payments explicitly linked to dividends. In general, this withholding regime applies to derivatives that substantially replicate the economic performance of one or more underlying U.S. stocks, as determined when the derivative is issued, based on one of two tests set forth in the regulations. Moreover, the applicable Treasury regulations generally require a “look through” of Covered Partnerships that own stock of U.S. corporations. It would be prudent to assume that many of the Index Components that are treated as partnerships for U.S. federal income tax purposes are Covered Partnerships. Accordingly, the applicable Treasury regulations can deem non-U.S. investors to be receiving dividend equivalents in respect of Index Components that are treated as corporations for U.S. federal income tax purposes and in respect of underlying U.S. stocks owned by Index Components, that are Covered Partnerships even if no payments on the New Notes are directly traceable to any dividends on those underlying stocks. Withholding in the latter instance would be based on the amount of dividends paid on underlying U.S. stocks owned by those Covered Partnerships during your ownership period. The aggregate amounts actually paid on those underlying U.S. stocks during the applicable quarter may not be known until the following year, if at all. Based on certain factual determinations made by us, we currently believe that an estimate of the dividend equivalent amounts that are attributable to underlying U.S. stocks owned by Index Components that are Covered Partnerships is 0.1157% of the Principal Amount per Coupon Payment (the “Estimated Amount”). We may change this estimate in subsequent years. In addition, a portion of each Coupon Amount will be treated as a “dividend equivalent” with respect to each of Hess Midstream LP and Star Group LP, which portion we will provide upon request. You generally should expect withholding agents to withhold from each Coupon Payment 30% (or a lower rate under the dividend provision of an applicable income tax treaty) of (i) the Estimated Amount and (ii) the portion of the Coupon Payment attributable to dividend equivalents with respect to Hess Midstream LP and Star Group LP, and also to withhold 30% (subject to possible reduction or elimination of that rate under the “other income” or similar provision of an applicable income tax treaty) of the remaining portion of the Coupon Payment, in each case assuming the income is not effectively connected with your conduct of a trade or business in the United States (in which case, in order to avoid withholding, you will likely be required to provide a properly completed IRS Form W-8ECI). Our estimate of the dividend equivalent amounts may be based on historical dividends or other non-prospective data and may change from time to time. If you sell or otherwise dispose of the notes between Coupon Payment Dates, you generally should expect withholding agents to withhold 30% (or a lower rate under the dividend provision of an applicable income tax treaty) of the estimated dividend equivalent amounts attributable to the portion of the Coupon Amount that has accrued since the immediately preceding Coupon Payment Date. Under applicable Treasury Regulations, withholding agents who have under-withheld on certain dividend amounts may adjust any withholding prior to March 15 of the following year without penalties. We will not provide any further information concerning the actual dividend equivalent amounts in any year, which may differ from our estimated dividend equivalent amounts in that year. If you believe you have been subjected to over-withholding, you may file a claim for a refund or credit from the IRS by filing the appropriate IRS Form, as to which you should consult your tax adviser. Non-U.S. Holders should consult their tax advisers regarding the potential application of Section 871(m) to the notes.

As noted above and in the accompanying product supplement, the IRS might not accept, and a court might not uphold, the treatment of the notes as “open transactions” that are not debt instruments. For example, the IRS could seek to treat you as the beneficial owner of the underlying MLPs for U.S. federal income tax purposes. If the IRS were successful in asserting this alternative treatment for the notes, you would be required to recognize your allocable share of the taxable income earned by the underlying MLPs that are treated as partnerships for U.S. federal income tax purposes, which in a particular taxable year could differ significantly from (and could be significantly greater than) the amount of cash payments you receive on the notes in that year. In addition, among other potentially adverse consequences, you would be treated as engaged in a U.S. trade or business, would be required to file tax returns in the jurisdiction in which those MLPs operate and generally would be subject to 15% withholding on amounts deemed realized upon rebalancings of the Index and the sale or disposition of a note (including upon early repurchase or redemption at maturity), which withholdings would generally be creditable against your U.S. federal income tax, provided you properly filed the required tax return(s).

PS-22 | Structured Investments Alerian MLP Index® ETNs

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

The discussion in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice described above.

Supplemental Plan of Distribution

$104,000,000 and $505,372,790 aggregate principal amount of notes were issued on January 30, 2024 and May 13, 2024, respectively, and $104,000,000 aggregate principal amount of notes will be issued on or about May 15, 2024. The notes issued on May 13, 2024 were originally offered pursuant to Registration Statement Nos. 333-276554 and 333-276554-01.

The notes may be offered and sold from time to time, at our sole discretion, through JPMS at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices that may vary from the Intraday Intrinsic Note Value. However, we are under no obligation to issue additional notes or sell any notes or additional notes at any time, and if we do sell any notes or additional notes, we may limit or restrict those sales, and we may stop and subsequently resume selling the notes or any additional notes at any time. If we limit, restrict or stop sales of the notes or any additional notes, or if we subsequently resume sales of the notes or any additional notes, the liquidity and trading price of the notes in the secondary market could be materially and adversely affected.

We will receive proceeds equal to 100% of the offering price of any remaining or additional notes that are sold.

JPMS will not receive selling commissions in connection with sales of the notes. JPMS will be entitled to receive the aggregate profits generated from the deduction of the investor fee to cover license fees and other costs related to the notes and as projected profits for managing our hedge and a structuring fee for developing the notes. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

Affiliates of ours and dealers may purchase the notes in secondary market transactions and may use this pricing supplement and the accompanying prospectus, prospectus supplement and product supplement in connection with resales of some or all of the notes purchased in the secondary market.

Subject to applicable law (including, without limitation, U.S. federal securities laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes in the open market, by private agreement or in other transactions.

Any notes held by us or an affiliate in inventory may be sold or lent to market participants who may have made short sales of the notes.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “How Are Payments on the Notes Determined, and What Fees Are Incurred by Investors in the Notes?”, “Hypothetical Examples: Coupon Payments” and “Hypothetical Examples: Payment at Maturity or upon Early Repurchase or Redemption” in this pricing supplement for an illustration of the risk-return profile of the notes and “What Is the Alerian MLP Index®?” in this pricing supplement for a description of the market exposure provided by the notes.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the additional notes offered by this amendment no. 2 to the pricing supplement dated January 26, 2024 have been issued by JPMorgan Financial pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from JPMorgan Financial, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2023, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 24, 2023.

PS-23 | Structured Investments Alerian MLP Index® ETNs

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 7-I dated December 19, 2023: http://www.sec.gov/Archives/edgar/data/19617/000121390023096783/ea165293_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-24 | Structured Investments Alerian MLP Index® ETNs

Annex A

FORM OF REPURCHASE NOTICE

To:	ETN_Repurchase@jpmorgan.com
Subject:	JPMorgan Chase Financial Company LLC’s Alerian MLP Index® ETNs due January 28, 2044, CUSIP No. 48133Q309 (the “notes”)

The undersigned hereby delivers this Repurchase Notice in order to irrevocably exercise its right to have you repurchase a number of its notes specified below.

The undersigned acknowledges that the notes specified below will not be repurchased unless all of the requirements specified in the pricing supplement relating to the notes are satisfied and that this Repurchase Notice may not be revoked once delivered. The undersigned also acknowledges having read “Key Terms — Terms Relating to Weekly Repurchase Right — Repurchase Procedures,” “Selected Risk Considerations — Risks Relating to the Notes Generally — There are restrictions on the minimum number of notes you may request that we repurchase and the dates on which you may exercise your right to have us repurchase your notes” and “Selected Risk Considerations — Risks Relating to the Notes Generally — You will not know the payment upon early repurchase or the repurchase date at the time you elect to request that we repurchase your notes” in the pricing supplement relating to the notes.

The undersigned certifies that it will (a) instruct its DTC custodian with respect to the notes to be repurchased specified below to book a delivery versus payment trade on the relevant the final day in the Measurement Period with respect to the Repurchase Valuation Date with respect to the number of notes specified below at a price per note equal to the amount payable upon early repurchase, facing DTC 352, and (b) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 am. New York City time, on the Repurchase Date.

Very truly yours,
[NAME OF HOLDER]

Name of holder: Number of notes to be repurchased: Repurchase Valuation Date:	(at least 50,000) (the last Index Business Day of the relevant week, subject to postponement as described in the product supplement relating to the notes)
DTC # (and any relevant sub-account): Contact Name: Telephone: Fax: Email:

A-1 | Structured Investments